30195 Chagrin Blvd	(216) 591-1077 fax
Cleveland OH 44124	(216) 591-1070

July 23, 2007
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: John Cash, Esq.

Re:	Lexington Precision Corporation Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarter ended March 31, 2007 File No. 0-3252
Ladies and Gentlemen:
     We are writing in response to your comments on our Form 10-K for the year ended December 31, 2006, filed on April 16, 2007, and Form 10-Q for the quarter ended March 31, 2007, filed on June 8, 2007, contained in your letter dated June 19, 2007, to Lexington Precision Corporation (the “Company”). The Company’s responses to the comments are set forth below and are keyed to the numbering of the comments contained in your letter. For ease of reference, we have reproduced your comments in italics below.
1.	We note that you are presenting EBITDA as an operating performance measure. It also appears that you are presenting EBITDA as a liquidity measure from your statement that it is used to evaluate the Company’s ability to service debt. As such, please revise your disclosure to provide the following information, as required by Item 10(e) of Regulation S-K and questions 8 and 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:”
•	Performance measure: Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
○	It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations;

U.S. Securities and Exchange Commission
July 23, 2007

○	It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

○	It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.
•	Performance measure: State how you compensate for the material limitations of using EBITDA.

•	Performance measure: State the economic substance behind your decision to use such a measure.

•	Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors.

•	Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure, in addition to reconciling to net income.

•	Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence. Please note this comment applies to your quarterly filings as well as your annual filings.
     As discussed in a telephone conference with Mr. John Cash, Branch Chief, we will revise our disclosures concerning EBITDA in future quarterly and annual filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, to comply with your recommended disclosures.
2.	Your use of the term EBITDA on page 14 should be changed to “adjusted EBITDA” as it is not consistent with your definition of the term on page 50. This is required due to your adjustment of the amounts presented for items which are not components of EBITDA as defined on page 50.
     In response to this comment, in future filings, we will use the term “adjusted EBITDA” in Item 6 if it is not consistent with the definition of EBITDA contained in the Debt footnote to the consolidated financial statements.
3.	We note that goodwill represents approximately 14% of your total assets. Due to the current downturn in the automotive industry, it appears that you should enhance your disclosures under critical accounting policies, in future filings, to provide a more comprehensive analysis of how you determined that no impairment was required. It appears to us that it may be useful to quantify and discuss the specific material assumptions underlying your impairment analyses and any other information you believe would be useful to investors to assess your impairment analysis. Please provide us your proposed disclosures.
     In response to your comment, in future filings, we will revise our disclosures to comply with your recommended disclosures. Our proposed disclosures are set forth below.

U.S. Securities and Exchange Commission
July 23, 2007

     Valuation of Goodwill
     At December 31, 200X and 200X, the Company’s unamortized goodwill totaled $7,623,000, which related entirely to the Rubber Group segment. Tests for impairment of goodwill are performed using a fair value approach as of October 1 of each year and at other times when there is a change in circumstances or an adverse event that would indicate possible impairment. To assess the fair value of goodwill, the Company considers a number of factors, including the present value of expected future cash flows. If the carrying value of the Rubber Group segment exceeds its estimated fair value, then a possible impairment exists, and further evaluation is performed. Projecting future cash flows requires the Company to make significant estimates about revenue growth (x%), changes in working capital, capital expenditures, and an appropriate discount rate (x%). Although the Company believes that its estimates of future cash flows are reasonable, changes in assumptions regarding future unit volumes, pricing, operating efficiencies, material, labor, and overhead costs, working capital, capital expenditures, and unknown external factors could significantly affect its cash flow projections. At October 1, 200X, the fair value of the Rubber Group was tested using a discount rate of xx% and assumed revenue growth of x% per annum.
4.	We note that you have an Incentive Compensation Plan and the 2005 Stock Award Plan. Please revise your future filings to comply with the disclosure requirements set forth in paragraphs 64, A240 and A241 of SFAS 123(R).
     In response to this comment, the Company did not make the share-based payment disclosures set forth in paragraph 64 of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment,” because the Company deemed the amounts involved to not be material. In 2006, the expense recorded under the 2005 Stock Award Plan was $13,824, and 10,000 shares of the Company’s restricted common stock (valued at $7,900) vested. Accordingly, we continue to believe that disclosure is not required.
5.	In future filings please include revenues by product as required by paragraph 37 of SFAS 131.
     The Company will make the requested disclosure for each of its principal product lines in future filings.
6.	We note your disclosure that your “principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Please confirm to us, if true, and revise future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are “effective” or “ineffective”

U.S. Securities and Exchange Commission
July 23, 2007

without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e). Please note this comment also applies to your quarterly filings.
     The Company confirms that our Chairman of the Board, President, and Chief Financial Officer, with the participation of the management of its operating divisions, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our principal executive officers and our principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to the Company’s management, including its Chairman of the Board, President, and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
     In future filings the Company will conclude that our disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures.
7.	We note that your Accounts Receivable balance increased 40% from December 31, 2006. In light of your current cash flow and liquidity hardships, a more comprehensive discussion as to the reasons for this fluctuation may be important to your investors. Please enhance disclosures in future filings with a detailed discussion regarding this fluctuation and also with an analysis of your allowance for doubtful accounts. Please provide us your proposed disclosures.
     The Company believes that the language in the Form 10-Q regarding the change in the net accounts receivable balance was appropriate in that the reason cited in the Form 10-Q (i.e., “Accounts receivable increased by $4,006,000 during the first quarter of 2007, primarily because our net sales during February and March of 2007 were higher than our net sales during November and December of 2006.”) accounted for 88.4% of the change in the accounts receivable balance from December 31, 2006, to March 31, 2007.
     We supplementally advise you of the following in support of our disclosure. The Company’s net sales in the months of March and February 2007 totaled $8,001,000 and $7,040,000, of which $7,723,000, or 96.5%, and $4,680,000, or 66.5%, respectively, were in accounts receivable at March 31, 2007. The Company’s net sales in December and November 2006 totaled $5,479,000 and $6,306,000, of which $5,083,000, or 92.7%, and $3,780,000, or 59.9%, respectively, were in accounts receivable at December 31, 2006. This change accounted for $3,540,000, or 88.4%, of the increase in accounts receivable from December 31, 2006, to March 31, 2007. Historically, the Company’s accounts receivable balance increases from December 31 to March 31 because of seasonally slow automotive sales in December due to automotive industry shutdowns during the holiday period.
     With respect to your comment regarding the allowance for doubtful accounts, the balance at March 31, 2007, totaled $343,000 compared to $412,000 at December 31, 2006. The decrease in the allowance for doubtful accounts that occurred from December 31, 2006, to March 31, 2007, was due to the write off of a receivable for $50,833 that was fully reserved for at December 31, 2006. In the future, if significant

U.S. Securities and Exchange Commission
July 23, 2007

changes occur in the allowance for doubtful accounts, the Company will enhance its analysis of the allowance for doubtful account in its quarterly and annual filings.
8.	We note your disclosure on page 26 of your Form 10-K which states, “the lenders have indicated that they will cease to provide funding under the revolving line of credit subsequent to May 7, 2007.” Please tell us and include in your filings the status of funding under your revolving credit arrangement.
     In response to this comment, the current status was disclosed in the Company’s Form 10-Q for the three months ended March 31, 2007, on pages 4, 6, and 20. We will update the status in our report on Form 10-Q for the three months ended June 30, 2007, and in other future filings.
     We would be pleased to discuss further these responses with you and make appropriate adjustments to our responses.
     If you require any further information concerning this matter, please contact me at (216) 591-1073 or our counsel, Richard F. Langan, Jr. of Nixon Peabody LLP at (212) 940-3140.

Very truly yours,

Lexington Precision Corporation

By:	/s/ Dennis J. Welhouse

Senior Vice President and CFO

Enc.
cc:	Mr. Warren Delano Lexington Precision Corporation Mr. Michael A. Lubin Lexington Precision Corporation Richard F. Langan, Jr., Esq. Nixon Peabody LLP